Exhibit 99.1

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street, Suite 200 Toronto, ON M2P 2H3	Telephone Telefax Internet	(416) 228-7000 (416) 228-7123 www.kpmg.ca
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
March 4, 2009
Re: Commission File Number: 333-06690 – Sun Media Corporation
We were previously auditors for Sun Media Corporation and, under the date of March 14, 2008, we reported on the consolidated financial statements of Sun Media Corporation as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. On May 6, 2008, we were dismissed. We have read Sun Media Corporation’s statements included under Item 16F of its Form 20-F dated March 4, 2009, and we agree with such statements contained in paragraphs two and three, and paragraph five as it relates to KPMG LLP. We are not in a position to agree or disagree with the following statements of the registrant contained in Item 16F:
•	the appointment of their new auditors and the new auditor’s audit;

•	the approval of the audit committee of the change of auditors;

•	the consultation with their new auditors regarding the matters noted in paragraph 4; and

•	the communication and response of their new auditors regarding the matters noted in paragraph 5.
Very truly yours,
Chartered Accountants, Licensed Public Accountants

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.